UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Pluralsight, Inc.

(Name of Subject Company (Issuer))

Lake Merger Sub I, Inc.

(Name of Filing Person—Offeror)

Lake Holdings, LP

(Name of Filing Person—Offeror)

VEPF Lake, LP

Lake Guarantor, LLC

Lake Merger Sub II, Inc.

Vista Equity Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.0001 per share

Class A Common Stock, par value $0.0001 per share

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Maneet S. Saroya

Lake Holdings, LP

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, California 94111

(415) 765-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446 4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.:

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Lake Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”) and wholly owned subsidiary of Lake Holdings, LP, a Delaware limited partnership (“Parent I”), for all of the outstanding common stock of Pluralsight, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021, by and among Parent I, Merger Sub I, Lake Guarantor, LLC, a Delaware limited liability company (“Parent II”), Lake Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent II, the Company and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of the Company. Parent I, Parent II, Merger Sub I and Merger Sub II are controlled by affiliates of Vista Equity Partners Management, LLC.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub I will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/ recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when they become available will contain important information that should be considered carefully before any decision is made with respect to the tender offer. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to MacKenzie Partners, Inc., the Information Agent for the tender offer, at 1407 Broadway, New York, New York 10018 or Vistaoffer@mackenziepartners.com.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated March 8, 2021.

2